EXHIBIT 12

STATEMENTS: COMPUTATION OF RATIOS

The following is a computation of Non-GAAP financial ratios:

	Years Ended December 31,
(dollars in thousands)	2011	2010	2009	2008	2007
Net Interest Income	$338,258	$281,627	$172,785	$137,644	$123,519
Effect of Tax Benefit on Interest Income	8,178	7,778	6,282	4,902	4,746

Net Interest Income (TE) (1)	346,436	289,405	179,067	142,546	128,265

Noninterest Income	131,859	133,890	344,537	91,932	76,594
Effect of Tax Benefit on Noninterest Income	1,775	1,669	1,558	1,598	1,901

Noninterest Income (TE) (1)	133,634	135,559	346,095	93,530	78,495

Total Revenues (TE) (1)	$480,070	$424,964	$525,162	$236,076	$206,760

Total Noninterest Expense	$373,731	$304,249	$223,260	$161,226	$140,118
Less Intangible Amortization Expense	(4,961)	(4,935)	(2,893)	(2,408)	(2,198)

Tangible Operating Expense (2)	$368,770	$299,314	$220,367	$158,818	$137,920

Net income	$53,538	$48,826	$158,354	$39,912	$41,310
Effect of Intangible Amortization, net of tax	3,225	3,208	1,880	1,566	1,429

Cash earnings	$56,763	$52,034	$160,234	$41,478	$42,739

Net Income per Common Share-Diluted	$1.87	$1.88	$8.41	$2.97	$3.21
Diluted Shares	28,141	25,394	17,957	12,970	12,572
Effect of Intangible Amortizaton per diluted share, net of tax	$0.11	$0.13	$0.11	$0.12	$0.11

Cash Earnings per Share-Diluted	$1.98	$2.01	$8.52	$3.09	$3.32

Return on Average Common Equity	3.77%	3.91%	20.08%	7.59%	8.87%
Effect of Intangibles (2)	1.53	1.36	10.58	8.00	9.99

Return on Average Tangible Common Equity (2)	5.30%	5.27%	30.66%	15.64%	18.86%

Efficiency Ratio	79.5%	73.2%	43.2%	70.2%	70.0%
Effect of Tax Benefit Related to Tax Exempt Income	(1.7)	(1.6)	(0.7)	(1.9)	(2.2)

Efficiency Ratio (TE) (1)	77.8%	71.6%	42.5	68.3	67.8%
Effect of Amortization of Intangibles	(1.1)	(1.2)	(0.5)	(1.0)	(1.1)

Tangible Efficiency Ratio (TE) (1) (2)	76.7%	70.4%	42.0%	67.3%	66.7%

(1)	Fully taxable equivalent (TE) calculations include the tax benefit associated with related income sources that are tax-exempt using a marginal tax rate of 35%.
(2)	Tangible calculations eliminate the effect of goodwill and acquisition related intangible assets and the corresponding amortization expense on a tax-effected basis where applicable.

STATEMENTS: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(dollars in thousands)	2011	2010	2009	2008	2007
Net income	$53,538	$48,826	$158,354	$39,912	$41,310
Income tax expense	16,981	19,992	90,338	15,870	17,160

Income before income tax expense	$70,519	$68,818	$248,692	$55,782	$58,470

Fixed charges
Interest on short-term and other borrowings	$11,515	$18,987	$21,919	$29,807	$34,430

Fixed charges excluding interest on deposits	11,515	18,987	21,919	29,807	34,430
Interest on deposits	70,554	95,757	75,683	96,376	104,297

Fixed charges including interest on deposits	$82,069	$114,744	$97,602	$126,183	$138,727
Preferred stock dividends	—	—	3,350	348	—

Fixed charges including preferred stock dividends	$82,069	$114,744	$100,952	$126,531	$138,727

Earnings for ratio computations (1)
Excluding interest on deposits	$82,034	$87,805	$270,611	$85,589	$92,900
Including interest on deposits	$152,588	$183,562	$346,294	$181,965	$197,197

Ratio of earnings to fixed charges (2)
Excluding interest on deposits	7.12	4.62	12.35	2.87	2.70
Including interest on deposits	1.86	1.60	3.55	1.44	1.42

Ratio of earnings to fixed charges and preferred dividends (2)
Excluding interest on deposits	7.12	4.62	10.71	2.84	2.70
Including interest on deposits	1.86	1.60	3.43	1.44	1.42

(1)	Earnings are the sum of income before income tax expense and fixed charges.
(2)

For the purposes of calculating the ratio of earning to fixed charges, fixed charges are the sum of interest and debt expenses, excluding interest on deposits, and, in the second alternative, fixed charges are the sum of interest and debt expenses including interest on deposits.